 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Hunt, David K. (Last) (First) (Middle) 8285 Darrow Road (Street) Twinsburg, OH 44087-2307 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Certegy Inc. 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 04/01/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description           Director
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
$

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Phantom Stock	1-for-1	04/01/2003		A				(1)	(1)	Common Stock (1)	198.41	$25.20	2498.6057	D

Explanation of Responses:

(1) The units are to be settled 100% in cash upon the reporting person's election to distribute the funds in equal amounts over 10 years.
By:	Date:
/s/ Marcia R. Glick, Attorney-in-Fact	04/01/2003
Marcia R. Glick signing for David K. Hunt pursuant to a Power of Attorney on file
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Additional Information Reported For This Form
Name and Address of Reporting Person* Hunt, David K. (Last) (First) (Middle) 8285 Darrow Road (Street) Twinsburg, OH 44087-2307 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Certegy Inc.	Statement for (Month/Day/Year) 04/01/2003

POWER OF ATTORNEY

        The undersigned constitutes and appoints Walter M. Korchun, Marcia R. Glick and Pamela A. Tefft, and each of them, with full power to act alone, his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to execute and acknowledge Forms 4 (including amendments to them) with respect to securities of Certegy Inc. (the "Company"), and to deliver and file them with all exhibits, and all other documents in connection with them, to and with the Securities and Exchange Commission, the national securities exchanges and the Company pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations under that Act, granting to those attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that those attorneys-in-fact, or any one of them, or his/her substitute or their substitutes, lawfully do or cause to be done by virtue hereof. The undersigned agrees that each of the attorneys-in-fact may rely entirely on information furnished orally or in writing by the undersigned to them.

        The validity of this Power of Attorney will not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than those named herein.

        This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

        EXECUTED on October 10, 2002.

                                                /s/ David K. Hunt
                                                David K. Hunt

STATE OF OHIO

COUNTY OF         SUMMIT

        SWORN TO AND SUBSCRIBED BEFORE ME on this 10th day of October, 2002.

                                                /s/ Louise A. Thomason
                                                Notary Public
My Commission Expires:

June 8, 2005